FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2004

CERAGON NETWORKS LTD.

(Translation of registrant’s name into English)
24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 — _________________

Table of Contents

        This Form 6-K/A amends Form 6-K filed on February 17, 2004. Attached to the original Form 6-K was a press release containing unaudited financial information for the quarter and year ended December 31, 2003 for Ceragon Networks Ltd. This Form 6-K/A makes the following amendments to reflect the recognition of a non-cash charge for the year ended December 31, 2003 totaling $3,432,000 ($2,289,000 for the quarter ended September 30, 2003 and $1,143,000 for the quarter ended December 31, 2003) resulting from recording of a warrant at fair value. On October 31, 2002, the Company entered into a supplementary arrangement with one of its suppliers, according to which, the Company issued a warrant to the supplier to purchase an aggregate of 700,000 Ordinary shares of the Company. The Company recorded the carrying amount of the warrant at inception as a liability of $875,000. During November 2003, the supplier exercised the warrant by a cashless exercise into 699,624 Ordinary shares. Accordingly, the Company reclassified the fair value of the warrant at the date of exercise from a liability to equity. During 2003, as a result of the adoption and implementation of SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“FAS 150”) (effective at the beginning of the first interim period beginning after June 15, 2003) the Company recognized a non-cash charge in the financial statements. As a result, at and for the year ended December 31, 2003, the Company revised net loss to ($7,722,000), basic and diluted net loss per share to ($0.33), additional paid-in capital to $175,043,000 and accumulated deficit to ($126,026,000) and for the quarter ended December 31, 2003, the Company revised net loss to ($1,418,000) and basic and diluted net loss per share to ($0.06). This non-cash charge had no impact on first quarter 2004 operating results.

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2004	CERAGON NETWORKS LTD. BY: /S/ Shraga Katz —————————————— Shraga Katz President and CEO

Exhibit Description
         Revised Fourth Quarter and Fiscal Year 2003 Financial Results

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002
	Unaudited		Unaudited

Revenues	$10,167	$6,071	$34,421	$18,394
Cost of revenues	5,919	3,974	20,646	12,791

Gross profit	4,248	2,097	13,775	5,603

Operating expenses:
Research and development	2,321	2,362	8,946	9,143
Less: grants and participations	563	544	1,976	1,870

Research and development, net	1,758	1,818	6,970	7,273
Selling and marketing, net	2,460	2,310	9,437	9,130
General and administrative	573	510	2,167	2,031
Amortization of deferred stock
compensation (a)	244	575	1,354	2,974
Non-recurring expenses (income),
net	(167)	83	(704)	83

Total operating expenses	4,868	5,296	19,224	21,491

Operating loss	(620)	(3,199)	(5,449)	(15,888)
Financial income, net	345	292	1,159	1,528
Other financial expenses - non cash
charge relating to puttable warrant	(1,143)	0	(3,432)	0

Net loss	$(1,418)	$(2,907)	$(7,722)	$(14,360)

Basic and diluted net loss per
share	$(0.06)	$(0.13)	$(0.33)	$(0.64)

Weighted average number of shares
used in computing basic and
diluted net loss per share	24,022,189	22,498,846	23,063,160	22,375,939

(a)
Amortization of deferred stock
compensation relates to the
following:
Cost of revenues	$23	$47	$109	$214
Research and development, net	73	177	400	958
Selling and marketing, net	99	210	530	1,072
General and administrative	49	141	315	730

Total amortization of deferred
stock compensation	$244	$575	$1,354	$2,974

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CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31,
	2003	2002
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,307	$4,688
Short-term bank deposits	10,556	10,853
Marketable securities	4,861	11,743
Trade receivables, net	5,056	4,329
Other accounts receivable and prepaid expenses	2,892	1,268
Inventories	11,103	8,054

Total current assets	41,775	40,935

LONG-TERM INVESTMENTS:
Long-term bank deposits	1,473	4,214
Long-term marketable securities	14,849	11,675
Severance pay funds	1,664	1,200

Total long-term investments	17,986	17,089

PROPERTY AND EQUIPMENT, NET	2,667	3,616

Total assets	$62,428	$61,640

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$5,662	$5,744
Other accounts payable and accrued expenses	5,632	4,805

Total current liabilities	11,294	10,549

ACCRUED SEVERANCE PAY	2,451	1,825

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: Authorized: 40,000,000 shares as of December 31, 2002 and December 31, 2003; Issued and outstanding: 22,578,346 shares and 24,675,313 shares as
of December 31, 2002 and December 31, 2003, respectively	61	56
Additional paid-in capital	175,043	169,286
Deferred stock compensation	(395)	(1,772)
Accumulated deficit	(126,026)	(118,304)

Total shareholders' equity	48,683	49,266

Total liabilities and shareholders' equity	$62,428	$61,640

(more)

This report may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.